SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1 TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE INTERPUBLIC GROUP OF COMPANIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

4.25% Convertible Senior Notes due 2023
(Title of Class of Securities)

460690 BA 7 and 460690 AZ 3
(CUSIP Numbers of Class of Securities)

Nicholas J. Camera, Esq.
Senior Vice President, General Counsel and Secretary
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036
(212) 704-1200
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)

With a Copy to:
Nicolas Grabar, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee
$400,000,000	$45,840

*
Calculated solely for purposes of determining the filing fee.  The purchase price for the 4.25% Convertible Senior Notes due 2023, as described herein, is $1,000 per $1,000 principal amount.  As of February 14, 2012, there was $400,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $400,000,000.  The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,840	Filing party:	The Interpublic Group of Companies, Inc.
Form or Registration No.:	Schedule TO-I	Date filed:	February 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 4.25% Convertible Senior Notes due 2023 (the “Notes”) to sell and the obligation of the Company to purchase the Notes upon the terms and subject to the conditions set forth in the Senior Debt Indenture, dated as of November 15, 2006 (the “Base Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 15, 2006 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee.  The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 4.25% Convertible Senior Notes Due 2023 issued by The Interpublic Group of Companies, Inc., dated February 15, 2012 (as amended from time to time, the “Company Notice”) and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”

This Amendment No. 1 is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

ITEM 2.    SUBJECT COMPANY INFORMATION.

Item 2 of the Schedule TO is amended and supplemented by adding the following language:

On February 24, 2012, the Company announced that it is exercising its option to redeem the Notes.  Pursuant to Article 11 of the Base Indenture and Section 2.02 of the First Supplemental Indenture, the Company issued a Redemption Notice announcing the redemption of all of its outstanding Notes, of which an aggregate principal amount of $400,000,000 is outstanding.  The redemption price is equal to $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest up to, but excluding, the redemption date.  The redemption date is March 26, 2012.

As a consequence of the Company’s exercise of its redemption right, Holders of the Notes may convert their Notes into shares of Interpublic common stock at a conversion rate of 82.4612 common shares per $1,000 principal amount of Notes until the close of business on March 23, 2012.

The Company’s exercise of its option to redeem the Notes does not affect the rights of Holders of the Notes pursuant to the Put Option (1) to require the Company to repurchase the Notes on March 15, 2012 by following the procedures set forth in Section 3 of the Company Notice or (2) to withdraw a previously submitted Letter of Transmittal and Purchase Notice by following the procedures set forth in Section 4 of the Company Notice.

ITEM 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

Exhibit Number	Description
(a)(5)(B)	Redemption Notice, dated February 24, 2012, is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on February 24, 2012.
(a)(5)(C)	Press release issued on February 24, 2012, is incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on February 24, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By: /s/ Nicholas J. Camera
Name: Nicholas J. Camera
Title: Senior Vice President, General Counsel & Secretary

Date:  February 27, 2012

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of the 4.25% Convertible Senior Notes due 2023 issued by The Interpublic Group of Companies, Inc., dated February 15, 2012.*
(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.*
(a)(1)(C)	Form of Notice of Withdrawal.*
(a)(2)-(a)(4)	None.
(a)(5)(A)	Press Release issued on February 15, 2012.*
(a)(5)(B)	Redemption Notice, dated February 24, 2012, is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on February 24, 2012.
(a)(5)(C)	Press release issued on February 24, 2012, is incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on February 24, 2012.
(b)	None.
(d)(1)
Senior Debt Indenture, dated as of November 15, 2006, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on November 17, 2006.

(d)(2)
First Supplemental Indenture, dated as of November 15, 2006, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on November 17, 2006.

(g)	None.
(h)	None.
* Previously filed.